Exhibit 99.6

Updated: September 10, 2025

Final Resource Document for Vimeans

This is the final version of the Bending Spoons acquisition documentation for Vimeo

Table of Contents

Overview	2
Vimeo to be Acquired by Bending Spoons	2
Positive Impact for Vimeo	2
Who is Bending Spoons?	2
FAQ for Vimeans	3
Business Impact	3
Impact on Vimeans	5
Stock & Equity	6
Vimeo Operations	7
Legal Language - REQUIRED to be added to all broad-based external comms	13
Additional Information and Where to Find It	13
Participants in the Solicitation	13
Cautionary Statement Regarding Forward-Looking Statements	14
External Language	Tab 2

Updated: September 10, 2025

Overview

Vimeo to be Acquired by Bending Spoons

On September 10, 2025, Milan-based Bending Spoons entered a definitive agreement to acquire New York-based Vimeo, the leading video platform for business. For more information, read the press release here.

Positive Impact for Vimeo

Bending Spoons has an excellent track record of acquiring technology companies and delivering innovation and scale for its customers. The team at Bending Spoons, led by Luca Ferrari, Bending Spoons CEO and co-founder, has tremendous respect for the Vimeo brand, the Vimeo team, Vimeo partners, and, of course, Vimeo customers. Bending Spoons is committed to continued investment and expansion of the Vimeo product and growth segments across all Vimeo customer segments.

Both the Vimeo Board of Directors and the Bending Spoons leadership team believe that this transaction will unlock even greater focus for the Vimeo team and Vimeo’s customers as Vimeo grows towards its global mission to be the largest and most trusted video platform for business.

Updated: September 10, 2025

FAQ for Vimeans

This section answers common questions about the acquisition of Vimeo by Bending Spoons. If you have additional questions, please contact the Vimeo Leadership Team, People Team, or Legal.

Business Impact

What is happening?

Today, we announced that Vimeo has entered into a definitive agreement to be acquired by Bending Spoons, a technology company founded in 2013 and headquartered in Milan, Italy, with a team of 1,000 spread across dozens of countries (including the US). This is an all-cash transaction valuing Vimeo at approximately $1.38 billion. Under the terms of the agreement, Vimeo stockholders will receive $7.85 per share in cash for each share of Vimeo capital stock they own (including unvested equity).

Upon completion, subject to customary closing conditions and regulatory approvals, including approval by Vimeo’s stockholders, Vimeo will become a privately held company fully owned by Bending Spoons. We expect the acquisition to close in Q4, 2025.

Why are we selling Vimeo?

Vimeo is a pioneer and trusted leader in online video, powering creation, management, and measurement for organizations worldwide. We believe this transaction positions us to benefit from Bending Spoons’ technology and expertise to accelerate innovation and growth in the video platform segment. As a public company, we have a responsibility to maximize stockholder value. The Board concluded that this all-cash offer provides our stockholders a compelling, immediate, and certain premium. We believe this combination helps us achieve our customer, product, and market ambitions faster.

Are we in financial trouble?

No. Vimeo is a financially sound company. This strategic transaction is intended to accelerate customer innovation, Vimeo's growth, and value for stockholders.

Is last week’s reduction in workforce related to this acquisition?

No. The Vimeo Leadership Team, supported by our Board, began the process several months ago to reduce our headcount in order to gain operational efficiencies. These actions were considered necessary for us to take as a business, regardless of any acquisition activity. Bending Spoons wasn’t involved in the decision-making.

Updated: September 10, 2025

Who is Bending Spoons?

Bending Spoons acquires digital technology businesses that it believes have untapped potential, and aims to strengthen every aspect of the business—from software and infrastructure to design and customer support.

The Bending Spoons portfolio includes Brightcove, Evernote, komoot, Meetup, Remini, WeTransfer, and many other products. Collectively, their products reach over 300 million monthly active users and more than 10 million paying customers, including most Fortune 500 enterprises.

Bending Spoons is backed by highly respected institutional investors, including Baillie Gifford, Cox Enterprises, Durable Capital, and Neuberger Berman.

Why is the acquisition good for Vimeo?

After closing, Bending Spoons is determined to make ambitious investments in the US and other priority markets, and all key areas of the business, spanning both the creator and enterprise offerings. They'll focus on achieving even more stellar levels of performance and reliability, bringing advanced features to more customers, and continuing to release powerful and responsible AI-enabled features. We believe the acquisition enables Vimeo to move faster on our roadmap, expand globally, and operate with a long-term builder mindset.

Why is the acquisition good for Bending Spoons?

Bending Spoons has a track record of acquiring and improving digital businesses and invests with an indefinite ownership horizon. They value Vimeo’s product, talent, customers, and potential, and envision an ambitious future.

Will we still be a public company?

After closing, Vimeo will become a private company fully owned by Bending Spoons. We expect the transaction to close in Q4 of 2025, subject to customary closing conditions and regulatory approvals, including approval by Vimeo’s stockholders. Until then, we remain an independent publicly traded company, and it’s business as usual.

What does it mean to be a private company?

Private company securities are not publicly traded on stock exchanges. At closing, Vimeo’s common stock will be delisted, and stockholders will receive $7.85 in cash per share, subject to the terms of the merger agreement.

Updated: September 10, 2025

What is the timeline from announcement to close?

Vimeo’s Board of Directors unanimously approved the transaction, which is expected to close in Q4 of 2025, subject to customary closing conditions and regulatory approvals, including approval by Vimeo’s stockholders.

Will we operate as a separate entity under Bending Spoons?

Until closing, we remain an independent company focused on our current goals and strategy. Our responsibility as Vimeans is to stay focused, perform, and pursue our goals. After closing, Bending Spoons will evaluate and develop any future plans.

When will employees meet leaders from Bending Spoons?

Luca Ferrari, the Bending Spoons CEO and co-founder, joined a Mini-SOTV today with Philip for a fireside chat. The broader Bending Spoons team won’t be introduced until after the acquisition closes.

Will there be a Q3 Earnings Call?

We do not currently expect to hold a Q3 earnings call. We expect to release written earnings results in accordance with SEC rules.

What about REFRAME 2025?

REFRAME is our second annual video innovation conference. It will be held as planned on October 23rd. We may slightly adjust some of the content that we had planned, but this is being actively discussed, and Charlie will work with Maya and the REFRAME team to adjust content as needed.

Impact on Vimeans

Will anyone lose their job as a result of the acquisition?

Post-closing, Bending Spoons will fully review the organization, which will be a process that likely takes a couple of months. During that process, they’ll consider whether any organizational changes are needed. On the previous occasions when they’ve conducted a layoff at an acquired business, they’ve done so with transparency and respect, and provided substantial support for anyone impacted.

The decision-making behind the recently announced reduction in staff didn’t involve Bending Spoons. As mentioned, Vimeo must act independently until closing.

Updated: September 10, 2025

Will my compensation or benefits change?

Your cash compensation and benefits (subject to applicable plans/programs) remain unchanged between now and closing. Normal Vimeo processes (e.g., merit increases, sales incentive plans, benefit renewals) will continue in line with our typical annual schedule. Equity awards (e.g., RSUs, stock options) will continue to vest on their normal schedules until closing, subject to plan terms.

Will there be bonus payouts for 2025?

For eligible employees, Vimeo intends to pay bonuses in accordance and on schedule with our current plan, which typically occurs in February, subject to standard approvals.

As a sales rep, will my commissions be impacted?

Commissions earned before the closing are governed by your applicable sales incentive plan.

Will my goals and objectives change, and how will that impact my earning potential?

Today, our business objectives remain unchanged. Our responsibility as Vimeans is to stay focused, perform, and pursue our goals. As always, if you and your manager agree to modify your Goals & Objectives, you should be sure to update them in Lattice so that you can measure against updated areas of focus during your year-end performance review.

Stock & Equity

What happens to my vested RSUs?

Outstanding equity awards (including vested and unvested RSUs and in-the-money SARs and stock options) will be cancelled and converted into cash awards in the amount of $7.85 per share, which will be paid to employees upon the close of the transaction.

What happens to my unvested RSUs?

Outstanding equity awards (including vested and unvested RSUs and in-the-money SARs and stock options) will be cancelled and converted into cash awards in the amount of $7.85 per share, which will be paid to employees upon the close of the transaction.

What happens to my SARs (Stock Appreciation Rights)?

In-the-money SARs will be cancelled and converted into cash awards. The value of each SAR will be equal to the excess of the $7.85 Merger Consideration, less the exercise price of your SAR. Similar to RSUs, the cash payment will be made upon the close of the transaction.

Updated: September 10, 2025

Any SARs with an exercise price equal to or greater than $7.85 will be cancelled, and no cash award will be issued.

Will Vimeo grant new RSUs or other equity before close?

To be determined—we’ll share updates if this changes.

Will there be RSU or other equity grants after close?

To be determined—post-closing programs will be considered after the acquisition closes.

Can I sell my Vimeo shares before closing?

You may only trade Vimeo stock in compliance with our Insider Trading Policy and, if you are a designated insider, within an open trading window. Our next trading window is expected to open on November 5 and close on December 5. Certain individuals involved in transaction work will not be permitted to transact. At closing, you’ll be entitled to receive $7.85 per share for your Vimeo shares, including both vested and unvested RSUs, with payments made soon after closing. Contact Legal with questions regarding transacting in Vimeo stock.

Vimeo Operations

Will my manager or department leader change?

No organizational changes are planned prior to closing. We remain an independent company and should remain focused on our current goals and strategy.

Will there be office or region changes or shutdowns?

No changes are planned in this area prior to closing. As mentioned, Bending Spoons will conduct a thorough review of the business once the acquisition has closed.

It’s worth noting that Bending Spoons has a globally distributed workforce, with 1,000 team members spread across dozens of countries (including the US), and fully supports remote work.

How will we operate between now and closing?

There are no planned operational changes before closing. The signing and announcement are the first steps in a multi-step process. Until closing, it’s business as usual: Please stay focused on your responsibilities, KPI’s, and our customers.

Updated: September 10, 2025

How should we handle press inquiries?

Do not respond to media or analyst inquiries. Direct them to press@vimeo.com or Ronda Morra. For investor or analyst inquiries, route to investors@vimeo.com.

What are the social media rules?

Please do not comment publicly about the transaction, whether on social media or elsewhere. Once the official press release appears on Vimeo’s channels, you may like/reshare without additional commentary. Do not add opinions or amplify third-party articles about the deal. Any employee commentary can be attributed to Vimeo and may be subject to securities laws; this includes any anonymous comments or forums. Nothing here prevents you from truthfully communicating with any government agency, including the SEC.

Updated: September 10, 2025

Resource Document for Vimeans

Updated: September 10, 2025

External Communications & Revenue Templates

Here’s some language you can use to communicate with current customers, prospects, and partners. Actual email examples are provided below.

●	Vimeo has agreed to be acquired by Bending Spoons. We're excited because we believe it positions us to deliver more, faster, especially in responsible AI-powered creation, global reach, and enterprise integrations.
●	About Bending Spoons:
○	Bending Spoons is a privately held technology company with a team of nearly 1,000 employees.
○	Bending Spoons acquires digital technology businesses that they believe have untapped potential. They then draw upon their platform of technologies and expertise to help unlock that potential. They aim to strengthen every aspect of the businesses they acquire—from software and infrastructure to design and customer support.
○	The Bending Spoons portfolio includes Brightcove, Evernote, komoot, Meetup, Remini, WeTransfer, and many other products. Collectively, their products reach over 300 million monthly active users and more than 10 million paying customers, including most Fortune 500 enterprises.
○	This blog post describes the major improvements Bending Spoons has recently brought to Evernote, where customer retention is now at an all-time high. And this is what a widely recognized expert in the video technology space thinks about the ambitious product roadmap Bending Spoons has brought to Brightcove.
●	Our customers should continue to expect the same level of product, service and support as we have always delivered for our customers, regardless of this transaction.
●	And longer term, Bending Spoons is committed to making sure Vimeo’s customers are served at an even higher level of excellence than they’ve been in the past.
●	For any questions, we’ll coordinate with you and provide updates as appropriate.

Do / Don’t (internal)

Do

●	Share only the press release and approved messaging in this doc, but do not share this document in its entirety.
●	Direct any and all external press questions to press@vimeo.com.
●	Direct any and all investor or analyst questions to investors@vimeo.com.
●	Direct any customer questions to sales@vimeo.com.
●	Continue to remain focused on Vimeo’s strategy and goals.
●	MUST add Legal language to any and all broad-based comms so please do NOT delete that part from the templates below.

Updated: September 10, 2025

Don’t

●	Speculate on terms, valuations, or timing.
●	Comment about the deal on social media or comment to press, investors, or analysts, including sharing personal opinions on the deal. This includes any anonymous comments or forums.
●	Share internal information outside Vimeo.

Email Template for Sales / CS / AM

Here’s an email template you can use to notify customers that Vimeo has entered into a definitive agreement to be acquired by Bending Spoons.

Subject: Vimeo enters definitive agreement to be acquired by Bending Spoons

Dear [Customer Name],

We’re writing to share an important update. Vimeo has entered into a definitive agreement to be acquired by Bending Spoons. The transaction is subject to customary closing conditions, including Vimeo stockholder approval and regulatory approvals. You can learn more by reading our press release here.

About Bending Spoons

Bending Spoons acquires digital technology businesses with untapped potential and aims to strengthen every aspect of that business—from software and infrastructure to design and customer support.

The Bending Spoons portfolio includes Brightcove, Evernote, komoot, Meetup, Remini, WeTransfer, and many other products. Collectively, their products reach over 300 million monthly active users and more than 10 million paying customers, including most Fortune 500 enterprises. You can read more about their recent work at Evernote here, plus see what a widely recognized expert in the video technology space thinks about their ambitious Brightcove product roadmap here.

Why we’re excited

Bending Spoons is committed to investing ambitiously in Vimeo’s business to serve you better than ever before. This acquisition positions us to accelerate product quality and innovation—especially around powerful and responsible AI features, security, analytics, and integrations—while maintaining the reliability you count on.

Updated: September 10, 2025

What this means for you

Moving forward, you can expect the same great experience from the Vimeo platform and from our service and support teams. We’ll keep you informed as there are updates to share. If you have questions, our Vimeo account team is ready to help.

We remain focused and committed to your ongoing success using Vimeo!

Thank you for your partnership,

[your name]

Email Template for Partners

Here’s an email template the channel and business development teams can use on an ad-hoc basis.

Subject: Vimeo enters definitive agreement to be acquired by Bending Spoons

Dear [Partner Name],

We’re writing to share an important update. Vimeo has entered into a definitive agreement to be acquired by Bending Spoons. The transaction is subject to customary closing conditions, including Vimeo stockholder approval and regulatory approvals. You can learn more by reading our press release here.

About Bending Spoons

Bending Spoons acquires digital technology businesses with untapped potential and aims to strengthen every aspect of that business—from software and infrastructure to design and customer support.

The Bending Spoons portfolio includes Brightcove, Evernote, komoot, Meetup, Remini, WeTransfer, and many other products. Collectively, their products reach over 300 million monthly active users and more than 10 million paying customers, including most Fortune 500 enterprises. You can read more about their recent work at Evernote here, plus see what a widely recognized expert in the video technology space thinks about their ambitious Brightcove product roadmap here.

Why we believe this is good for all Vimeo customers and partners

Bending Spoons is committed to investing ambitiously in Vimeo’s business to serve our customers and partners better than ever before. This acquisition positions us to accelerate product quality and innovation—especially around powerful and responsible AI features, security, analytics, and integrations—while maintaining the quality and reliability we’re known for.

Updated: September 10, 2025

We’ll keep you informed as there are updates to share. Meanwhile, thank you for trusting Vimeo with your video strategy.

Thank you for your partnership,

[your name]

Additional Information and Where to Find It

In connection with the proposed transaction by and among Vimeo, Inc. (the “Company”), Bending Spoons US Inc. (“Parent”), Bloomberg Merger Sub Inc. (“Merger Sub”) and Bending Spoons S.P.A. (“Guarantor”), the Company expects to seek, and intends to file with the Securities and Exchange Commission (“SEC”) a proxy statement on Schedule 14A (the “Proxy Statement”), the definitive version of which will be sent or provided to Company stockholders, in connection with a special meeting of the Company’s stockholders for purposes of obtaining, stockholder approval of the proposed transaction. The Company may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement or any other document which the Company may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND DOCUMENTS INCORPORATED BY REFERENCE THEREIN, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Proxy Statement (when it is available) and other documents that are filed or will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, the Company’s investor relations website at investors.vimeo.com or by contacting the Company’s investor relations department at investors@vimeo.com.

Participants in the Solicitation

The Company and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in respect of the proposed transaction and any other matters to be voted on at the special meeting. Information regarding the Company’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in the Company’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 29, 2025, the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 19, 2025, and in subsequently filed Current Reports on Form 8-K and Quarterly Reports on Form 10-Q, and will be included in the Proxy Statement (when available). Company stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Company directors and executive officers in the proposed transaction, which may be different than those of Company stockholders generally, by reading the Proxy Statement and any other relevant documents that are filed or will be filed with the SEC relating to the proposed transaction. You may obtain free copies of these documents using the sources indicated above.

Updated: September 10, 2025

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements are based on the Company’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by the Company, Parent, Merger Sub and Guarantor, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the proposed transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the ability of the parties to consummate the proposed transaction in the anticipated time period or at all; (ii) the satisfaction (or waiver) of closing conditions to the consummation of the proposed transaction, including the receipt of required regulatory approval and the requisite approval of the Company’s stockholders; (iii) potential delays in consummation of the proposed transaction; (iv) risks associated with the disruption of management’s attention from ongoing business operations due to the pendency and announcement of the proposed transaction; (v) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; (vi) the Company’s ability to implement its business strategy; (vii) significant transaction costs associated with the proposed transaction; (viii) the risk that Company’s stock price may decline significantly if the proposed transaction is not consummated; (ix) the nature, cost and outcome of any potential litigation relating to the proposed transaction; (x) the risk that disruptions from the proposed transaction will harm the Company’s business, including current plans and operations; (xi) the effects of the proposed transaction on relationships with employees, other business partners or governmental entities; (xii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xiii) legislative, regulatory and economic developments affecting the Company’s business; (xiv) general economic and market developments and conditions; (xv) the evolving legal, regulatory and tax regimes under which the Company operates; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect the Company’s financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact the Company’s ability to pursue certain business opportunities or strategic transactions; and (xviii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as the Company’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement to be filed with the SEC in connection with the proposed transaction. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” in the Company’s most recent annual and quarterly reports filed with the SEC and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed from time to time and available at www.sec.gov. While the list of factors presented here is, and the list of factors presented in the Proxy Statement will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability and similar risks, any of which could have a material adverse effect on the Company’s financial condition, results of operations, or liquidity. The forward-looking statements included herein are made only as of the date hereof. The Company does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.